Exhibit 99.1

Glass House Brands Appoints Mark Vendetti as Chief Financial Officer

LONG BEACH, CA and TORONTO, September 29, 2021 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that Mark Vendetti has been appointed Chief Financial Officer ("CFO") of Glass House. Mr. Vendetti will commence his new role with the Company on October 1, 2021. Mr. Vendetti will be replacing Derrek Higgins, whose last day with Glass House will be September 30, 2021.

"We are thrilled to welcome Mark to the Glass House team as our new CFO," said Kyle Kazan, Chairman and Chief Executive Officer of Glass House. "Mark brings a wealth of experience as a CFO in the public markets and a work history across several different sectors including retail, manufacturing, consumer goods, e-commerce and the cannabis industry to boot. We believe his vast knowledge and deep industry experience will make Mark a strong addition to our team as we continue to execute on our vertically integrated corporate strategy and embark on this next phase of Company growth."

Mr. Kazan added, "On behalf of our entire team, I would also like to thank Derrek for his dedicated service since joining Glass House in 2019. He has played a key role in our successes over the last few years. We would not be where we are today if it weren't for Derrek and we wish him all the best in his future endeavors."

Mr. Vendetti has over 30 years of Finance and Accounting experience focused on Consumer driven product companies and his toolbox of qualifications and capabilities includes strategy development, M&A and due diligence, cash flow and liquidity management, dashboard implementation and analytics, organizational design and development as well as Sarbanes-Oxley compliance and internal controls. His experience spans a wide variety of industries including retail, CPG, e-Commerce, manufacturing, financial services and entertainment.

Prior to joining Glass House Group, Mark was the CFO of Canndescent, a leading producer of premium California Cannabis, from 2019 to 2021. During his career, Mark has worked for some of the most iconic consumer companies and their brands including Procter and Gamble, XM Satellite Radio, Abercrombie and Fitch, Bauer Hockey and Mattel. He holds a BA in Mathematics from Amherst College and an MBA from Harvard University.

About Glass House

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

For further information, please contact:

Glass House Brands Inc.

Jamin Horn, General Counsel and Corporate Secretary

jamin@glasshousegroup.com

562.264.5078

Media Contact

MATTIO Communications

glasshouse@mattio.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

Email: ir@mattio.com